EXHIBIT 12.1

STATEMENT OF COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	For the Six	For the Year Ended December 31,
	Months Ended
(Dollars in thousands)	June 30, 2018	2017	2016	2015	2014	2013
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$23,028	$57,203	$45,282	$14,816	$24,178	$29,084
Fixed charges (excluding preferred share dividends)	3,693	6,361	4,995	4,844	4,905	4,950
Total earnings	26,721	63,564	50,277	19,660	29,083	34,034
Fixed charges:
Interest expense (excluding deposit interest)	3,514	5,993	4,637	4,515	4,588	4,634
Rent/lease expense interest factor (1)	179	368	358	329	317	316
Total fixed charges (excluding deposit interest)	3,693	6,361	4,995	4,844	4,905	4,950

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits (2)	7.24	9.99	10.07	4.06	5.93	6.88

Including Interest on Deposits:
Earnings:
Income before income taxes	$23,028	$57,203	$45,282	$14,816	$24,178	$29,084
Fixed charges (excluding preferred share dividends)	9,007	13,516	10,936	11,050	11,011	12,002
Total earnings	32,035	70,719	56,218	25,866	35,189	41,086

Fixed charges:
Interest expense (including deposit interest)	8,828	13,147	10,579	10,721	10,694	11,686
Rent/lease expense interest factor (1)	179	368	358	329	317	316
Total fixed charges (including deposit interest)	9,007	13,515	10,937	11,050	11,011	12,002

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits (2)	3.56	5.23	5.14	2.34	3.20	3.42
(1) For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of gross rental expense (which we believe is representative of the interest factor).
(2) No preferred shares were issued or outstanding during any of the periods presented.